Annual Report

Cover Page

Name of issuer:

PRIMARI Analytics Corp.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 8/1/2018

Physical address of issuer:

276 5th Avenue
New York NY 10001

Website of issuer:

http://www.primari.ai

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$11,983.25	$61,626.14
Cash & Cash Equivalents:	$5,343.40	$56,245.93
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$14,166.01	$13,088.79
Long-term Debt:	$104,556.72	$96,595.20
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$160.25	$294.00
Net Income:	($62,361.70)	($25,550.59)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

PRIMARI Analytics Corp.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>Delayed Filing.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Katherine Kalin	Director at PRIMARI Analytics and Director at Brown Advisory Incorporated and for Clinical Genomics Technologies Director for BHI	Retired	2018

Diane D'Erasmo	Advisory Group, and White & Warren	Retired	2018
Andrei Volgin	Founder CTO	PRIMARI Analytics	2018
Francisco Gomez	Founder CEO	PRIMARI Analytics	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Andrei Volgin	CTO	2018
Francisco Gomez	President	2018
Francisco Gomez	CEO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Andrei Volgin	768000.0 Common Stock	38.4
Francisco Gomez	1152000.0 Common Stock	57.6

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> PRIMARI's current product offering is new and does not have a stable or significant customer base. It is necessary that PRIMARI grows the number of customers rapidly, although, there is no guarantee PRIMARI will do so.
>
> PRIMARI is dependent on general economic conditions. During economic downturns, individuals, companies, and other organizations may see reductions in their ability and willingness to spend in technology, which may reduce our revenue prospects.
>
> PRIMARI's platform is built to process public and private data sets, and is built to integrate with third-party applications and platforms. Restriction of access to these datasets, applications, and platforms may affect PRIMARI's business.
>
> PRIMARI may experience system failures, outages and/or disruptions of the functionality of our platform. Such failures, delays and other problems could harm our reputation and business, cause us to lose customers or expose us to customer liability. While we have processes and backup measures in place, there is no assurance that these instances will always be prevented.
>
> PRIMARI could be the target of cyber attacks, denial of service, and other malicious attacks. While we have processes and security measures in place, there is no assurance that these malicious attacks will always be prevented.
>
> Although PRIMARI's Intellectual Property is protected through several methods and guidelines, reverse engineering and other illegal acts can be of detriment to the company's earnings and reputation causing legal and commercial challenges.
>
> PRIMARI's limited operating history provides no assurance that PRIMARI will be able to record profits in the future. PRIMARI will continue to experience operating losses as it expands its offering, engages in additional development efforts, and grows its marketing and sales force in an effort to commercialize its products. PRIMARI expects losses until, if ever, its revenues from the sale of its products and services cover its expenses. Achieving and maintaining long-term profitability depends on successfully commercializing PRIMARI's products and technologies. PRIMARI cannot assure you that it will be able to achieve any of the foregoing or that it will be profitable even if it successfully commercializes its products.
>
> PRIMARI is also faced with risks inherent in operating a new business. The risks inherent in operating a new business such as PRIMARI's include: difficulties and delays often encountered in developing, producing and commercializing new, advanced technologies; developing the markets for PRIMARI's products and technologies; transitioning PRIMARI's development efforts to commercialization; attracting and retaining qualified management, sales and/or marketing and technical staff; forecasting accuracy, determining appropriate investments of PRIMARI's limited resources; market acceptance of PRIMARI's existing and future

products and services; competition from established companies with greater financial and technical resources; acquiring and retaining users; and developing enhancements to PRIMARI's products and services. PRIMARI cannot assure you that PRIMARI will be successful in addressing these and other challenges PRIMARI may face in the future.

PRIMARI's current and potential competitors may have longer operating histories, greater financial, technical, marketing and other resources and larger customer bases than PRIMARI does. These factors may allow PRIMARI's competitors to respond more quickly than PRIMARI can to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive marketing campaigns. PRIMARI's competitors may develop products or services that are similar to PRIMARI's products and services or that achieve greater market acceptance than PRIMARI's services.

PRIMARI will likely need to engage in future financing in the future in the form of equity, debt, or preferred stock which could affect investor's rights and the value of the original investment. Adverse interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to some investors. In addition, if, in the future, PRIMARI needs to raise more equity capital from the sale of stock, institutional or other investors may negotiate different investment terms.

PRIMARI may never receive future financing. In addition, PRIMARI may never undergo a liquidity event such as a sale of PRIMARI or an IPO. If neither the sale of Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to PRIMARI's assets or profits and have no voting rights or ability to direct PRIMARI or its actions.

If adequate funds are not available or not available on acceptable terms, PRIMARI may not be able to fund its expansion, promote its product, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability may have a material adverse effect on PRIMARI's business, results of operations, financial condition, and prospects.

There is no current market for PRIMARI's stock. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment. Since PRIMARI has not established a trading forum for its stock, there will be no easy way to know what the Common Stock is "worth" at any time.

Unlike listed companies that have comparable valuation metrics that are publicly available, startup valuations are difficult to assess at any stage. The valuation cap for this offering has been determined by the company and you may risk overpaying for your investment.

Investors will not see a return on PRIMARI until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, that dividends will only be paid if and when declared by the Board.

The statements presented in this Regulation Crowd Funding Offering may contain forward-looking statements. These statements may relate to future events, future clients, future sales, future partnerships, and future financial performance of PRIMARI. However, any statements that are not statements of historical fact - including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" (and similar expressions) - should be considered forward-looking statements. In the spirit of full transparency, there are a number of factors that could cause PRIMARI's actual results to differ materially from those indicated by the forward-looking statements.

PRIMARI's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	2,000,000	Yes ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Francisco Gomez
Issue date	12/31/18
Amount	$13,361.00
Outstanding principal plus interest	$14,162.00 as of 03/31/20
Interest rate	6.0% per annum
Maturity date	12/31/25
Current with payments	Yes

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Loan

Lender	Francisco Gomez
Issue date	12/31/19

Amount	$8,319.00
Outstanding principal plus interest	$8,319.00 as of 04/10/20
Interest rate	6.0% per annum
Maturity date	12/31/25
Current with payments	Yes

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Francisco Gomez
Amount Invested	$8,319.00
Transaction type	Loan
Issue date	12/31/19
Outstanding principal plus interest	$8,319.00 as of 03/11/20
Interest rate	6.0% per annum
Maturity date	12/31/25
Outstanding	Yes
Current with payments	Yes
Relationship	Co-Founder/CEO

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Name	Francisco Gomez
Amount Invested	$13,361.00
Transaction type	Loan
Issue date	12/31/18
Outstanding principal plus interest	$14,162.00 as of 03/10/20
Interest rate	6.0% per annum
Maturity date	12/31/25
Outstanding	Yes
Current with payments	Yes
Relationship	Co-Founder/CEO

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Name	Francisco Gomez
Amount Invested	$8,377.69
Transaction type	Loan
Issue date	12/31/20
Outstanding principal plus interest	$8,377.69 as of 04/30/21
Interest rate	6.0% per annum
Maturity date	12/31/26
Outstanding	Yes
Current with payments	Yes
Relationship	Co-Founder CEO

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Name	Andrei Volgin
Amount Invested	$1,315.87
Transaction type	Loan
Issue date	12/31/20
Outstanding principal plus interest	$1,315.87 as of 04/30/21
Interest rate	6.0% per annum
Maturity date	12/31/26
Outstanding	Yes
Current with payments	Yes
Relationship	Co-Founder

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Name	Francisco Gomez
Amount Invested	$3,621.00
Transaction type	Loan
Issue date	12/31/21
Outstanding principal plus interest	$3,621.00 as of 04/06/22
Interest rate	6.0% per annum
Maturity date	12/31/27
Outstanding	Yes

Relationship	Co-Founder CEO

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

PRIMARI is a technology startup developing Friendly AI for business professionals working anywhere, any time. Our smart technology reduces the workload of busy professionals and is built for non-technical end-users, and those dissatisfied with work tools. Our Friendly AI allows users to send emails & text messages to DAN, our Digital Analyst who understands natural language and translates requests into code that CRMs, Marketing, and other software programs can understand and execute in minutes.

Our team's goal is to become the world's preferred choice for anywhere/any time work solutions powered by AI across the SMBs and large enterprise segments. Our mission is to provide the most convenient and easy-to-use AI products that simplify and improve the remote and on-the-go work experience, reduce the workload of busy professionals, empower professionals to use any software without prior training or skills, and improve job satisfaction for millions of workers.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future if any.

Milestones

PRIMARI Analytics Corp. was incorporated in the State of Delaware in August 2018.

Since then, we have:

- Formed a board of directors with world-class executives with leadership experiences at HSBC, Deloitte, McKinsey, Johnson and Johnson, and Celgene

- Added a technology advisor is NASDAQ's cloud architect and pioneer of leading-edge technologies and data science products

- Built a prototype

- Built an MVP

- Tested the CRM direct-to-consumer market

- Onboarded a business development team member

- Partnered with a business software company to test our technology with the goal of commercializing it

Historical Results of Operations

Our company was organized in August 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in the fiscal year 2021, compared to % in 2020.

- *Assets.* s of December 31, 2021, the Company had total assets of $11,983.25, including $5,343.40 in cash. As of December 31, 2020, the Company had $61,626.14 in total assets, including $56,245.93 in cash.

- *Net Loss.* The Company has had net losses of $62,361.70 and net losses of $25,550.59 for the fiscal years ended December 31, 2021, and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $118,722.73 for the fiscal year ended December 31, 2021, and $109,683.99 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

There are $36,744.34 in related party transactions in the form of founders' loans.

Liquidity & Capital Resources

To-date, the company has been financed with $69,329 in SAFE notes and $36,744.34 of debt.

The company continues to be financed via founders' loans and is seeking revenue from technology monetization activities.

We will likely require additional financing in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. We may raise capital within 12 months. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

PRIMARI Analytics Corp. cash in hand is $5,343.40, as of January 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,271/month, for an average burn rate of $1,271 per month. Our intent is to be cash-flow positive in 2022.

No material changes. We continue incurring minimum expenses that help develop our technology.

Expenses may increase as a result of investments to further develop our technology. Our revenues can begin to change within 12 months as we begin commercializing a robust product.

PRIMARI is not currently profitable but could reach that financial milestone in 2022. We are pursuing business partnerships that can facilitate the monetization of our technology.

PRIMARI may seek additional funds in the second half of 2022 to continue building the team and furthering the development of our product.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Francisco Gomez, certify that:

(1) the financial statements of PRIMARI Analytics Corp. included in this Form are true and complete in all material respects ; and

(2) the tax return information of PRIMARI Analytics Corp. included in this Form reflects accurately the information reported on the tax return for PRIMARI Analytics Corp. filed for the most recently completed fiscal year.

Francisco Gomez
Founder CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.primari.ai/investors

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Financials 1

Appendix D: Director & Officer Work History

Andrei Volgin
Diane D'Erasmo
Francisco Gomez
Katherine Kalin

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Andrei Volgin

Diane D'Erasmo

Francisco Gomez

Katherine Kalin

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

PRIMARI Analytics Corp.

By

Francisco Gomez
Co-Founder - CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Andrei Volgin
Co-Founder, CTO
4/22/2022

Diane Derasmo
Board Member
4/22/2022

Katherine Kalin
Board member
4/21/2022

Francisco Gomez
Co-Founder - CEO
4/7/2022

(INVITE ANOTHER PERSON TO SIGN)

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.